UNITED STATES SECURITIES & EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. _)*
Augmedix, Inc.
(Name of Issuer)
Common Stock, $0.0001 par value per share
(Title of Class of Securities)
05105P 107
(CUSIP Number)
Redmile Group, LLC Jeremy C. Green One Letterman Drive, Bldg D, Ste D3-300 San Francisco, CA 94129 Attention: Legal Department (415) 489-9980
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 5, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 05105P 107

1.	NAME OF REPORTING PERSON
Redmile Group, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
14,246,125 (2)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
14,246,125 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,246,125 (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
51.6% (3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, OO

(1) The source of funds was working capital of the Redmile Funds (as defined in footnote (2) below).

(2) The aggregate amount of shares of common stock, $0.0001 par value per share, of the Issuer (the “Common Stock”) that may be deemed beneficially owned by the Reporting Person is comprised of the following: (i) 521,140 shares of Common Stock held by Redmile Capital Fund, L.P., (ii) 161,889 shares of Common Stock held by Redmile Capital Offshore Master Fund, Ltd., (iii) 687,397 shares of Common Stock held by Redmile Capital Offshore II Master Fund, Ltd., (iv) 32,914 shares of Common Stock held by Redmile Strategic Master Fund, LP, (v) 4,593,238 shares of Common Stock and a warrant to purchase 917,414 shares of Common Stock held by Redmile Private Investments II, L.P., (vi) 1,758,749 shares of Common Stock and a warrant to purchase 573,384 shares of Common Stock held by RAF, L.P., and (vii) 5,000,000 shares of Common Stock held by RedCo I, L.P. Redmile Group, LLC is the investment manager/adviser to each of the private investment vehicles and separately managed accounts listed in items (i) through (vii) (collectively, the “Redmile Funds”) and, in such capacity, exercises sole voting and investment power over all of the shares held by the Redmile Funds and may be deemed to be the beneficial owner of these shares. Jeremy C. Green serves as the managing member of Redmile Group, LLC and also may be deemed to be the beneficial owner of these shares. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.

(3) Percent of class calculated based on: (a) 26,096,986 shares of Common Stock outstanding as of October 5, 2020, as disclosed in the Issuer’s Current Report on Form 8-K filed with the SEC on October 9, 2020 (the “Form 8-K”), plus (b) 1,490,798 shares of Common Stock issuable upon the exercise of warrants held by certain of the Redmile Funds that are currently exercisable.

CUSIP No.: 05105P 107

1.	NAME OF REPORTING PERSON
Jeremy C. Green
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
14,246,125 (2)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
14,246,125 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,246,125 (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
51.6% (3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1) The source of funds was working capital of the Redmile Funds.

(2) The aggregate amount of shares of Common Stock that may be deemed beneficially owned by the Reporting Person is comprised of the following: (i) 521,140 shares of Common Stock held by Redmile Capital Fund, L.P., (ii) 161,889 shares of Common Stock held by Redmile Capital Offshore Master Fund, Ltd., (iii) 687,397 shares of Common Stock held by Redmile Capital Offshore II Master Fund, Ltd., (iv) 32,914 shares of Common Stock held by Redmile Strategic Master Fund, LP, (v) 4,593,238 shares of Common Stock and a warrant to purchase 917,414 shares of Common Stock held by Redmile Private Investments II, L.P., (vi) 1,758,749 shares of Common Stock and a warrant to purchase 573,384 shares of Common Stock held by RAF, L.P., and (vii) 5,000,000 shares of Common Stock held by RedCo I, L.P. Redmile Group, LLC is the investment manager/adviser to each of the private investment vehicles and separately managed accounts listed in items (i) through (vii) and, in such capacity, exercises sole voting and investment power over all of the shares held by the Redmile Funds and may be deemed to be the beneficial owner of these shares. Jeremy C. Green serves as the managing member of Redmile Group, LLC and also may be deemed to be the beneficial owner of these shares. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.

(3) Percent of class calculated based on: (a) 26,096,986 shares of Common Stock outstanding as of October 5, 2020, as disclosed in the Form 8-K, plus (b) 1,490,798 shares of Common Stock issuable upon the exercise of warrants held by certain of the Redmile Funds that are currently exercisable.

CUSIP No.: 05105P 107

1.	NAME OF REPORTING PERSON
Redmile Private Investments II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
5,510,652 (2)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
5,510,652 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,510,652 (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.4% (3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) The source of funds was working capital of the Reporting Person.

(2) The aggregate amount of shares of Common Stock that may be deemed beneficially owned by the Reporting Person is comprised of 4,593,238 shares of Common Stock and a warrant to purchase 917,414 shares of Common Stock held by the Reporting Person.

(3) Percent of class calculated based on: (a) 26,096,986 shares of Common Stock outstanding as of October 5, 2020, as disclosed in the Form 8-K, plus (b) 917,414 shares of Common Stock issuable upon the exercise of a warrant that is currently exercisable.

CUSIP No.: 05105P 107

1.	NAME OF REPORTING PERSON
RAF, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
2,332,133 (2)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
2,332,133 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,332,133 (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.7% (3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) The source of funds was working capital of the Reporting Person.

(2) The aggregate amount of shares of Common Stock that may be deemed beneficially owned by the Reporting Person is comprised of 1,758,749 shares of Common Stock and a warrant to purchase 573,384 shares of Common Stock held by the Reporting Person.

(3) Percent of class calculated based on: (a) 26,096,986 shares of Common Stock outstanding as of October 5, 2020, as disclosed in the Form 8-K, plus (b) 573,384 shares of Common Stock issuable upon the exercise of a warrant that is currently exercisable.

CUSIP No.: 05105P 107

1.	NAME OF REPORTING PERSON
RedCo I, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
5,000,000
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
5,000,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,000,000
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.2% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) The source of funds was working capital of the Reporting Person.

(2) Percent of class calculated based on 26,096,986 shares of Common Stock outstanding as of October 5, 2020, as disclosed in the Form 8-K.

ITEM 1.	Security and Issuer.

The security to which this Schedule 13D relates is the common stock, $0.0001 par value per share (“Common Stock”), of Augmedix, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 2255 Glades Road, Suite 324A, Boca Raton, FL 33431.

ITEM 2.	Identity and Background.

(a), (b), (c) and (f). This Schedule 13D is being filed jointly by Redmile Group, LLC, a Delaware limited liability company (“Redmile”), Jeremy C. Green, a citizen of the United Kingdom, Redmile Private Investments II, L.P., a Delaware limited partnership, RAF, L.P., a Cayman Islands exempted limited partnership, and RedCo I, L.P., a Delaware limited partnership (collectively, the “Reporting Persons”), pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as separate persons and not as members of a group. See Exhibit 99.1 to this Schedule 13D for their Joint Filing Agreement.

Redmile Group, LLC

Redmile Group, LLC is a Delaware limited liability company whose principal business is to serve as investment manager/adviser to certain private investment funds and separately managed accounts, including Redmile Capital Fund, L.P., Redmile Capital Offshore Master Fund, Ltd., Redmile Capital Offshore II Master Fund, Ltd., Redmile Strategic Master Fund, LP, Redmile Private Investments II, L.P., RAF, L.P. and RedCo I, L.P. The business address of Redmile is One Letterman Drive, Bldg D, Ste D3-300, San Francisco, CA 94129. Information relating to the managing member of Redmile is set forth below.

Jeremy C. Green

The principal occupation of Jeremy C. Green is managing member of Redmile Group, LLC. The business address of Jeremy C. Green is One Letterman Drive, Bldg D, Ste D3-300, San Francisco, CA 94129. Jeremy C. Green is a citizen of the United Kingdom.

Redmile Private Investments II, L.P.

Redmile Private Investments II, L.P. is a Delaware limited partnership whose principal business is to operate as a private investment fund. The business address of Redmile Private Investments II, L.P. is One Letterman Drive, Bldg D, Ste D3-300, San Francisco, CA 94129. Redmile serves as investment manager/adviser for Redmile Private Investments II, L.P. Information relating to Redmile and the managing member of Redmile is set forth above.

RAF, L.P.

RAF, L.P. is a Cayman Island exempted limited partnership whose principal business is to operate as a private investment fund. The business address of RAF, L.P. is One Letterman Drive, Bldg D, Ste D3-300, San Francisco, CA 94129. Redmile serves as investment manager/adviser for RAF, L.P. Information relating to Redmile and the managing member of Redmile is set forth above.

RedCo I, L.P.

RedCo I, L.P. is a Delaware limited partnership whose principal business is to operate as a private investment fund. The business address of RedCo I, L.P. is One Letterman Drive, Bldg D, Ste D3-300, San Francisco, CA 94129. Redmile serves as investment manager/adviser for RedCo I, L.P. Information relating to Redmile and the managing member of Redmile is set forth above.

(d) and (e). During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

ITEM 3.	Source and Amount of Funds or Other Consideration.

The source of funds was working capital of the entities for which Redmile Group, LLC is the investment manager/adviser listed in items (i) through (vii) of Item 5(a) below.

The shares of Common Stock and warrants to purchase Common Stock held by certain of the Redmile Funds (as defined in Item 5(a) below) were issued in connection with the merger of the Issuer’s wholly owned subsidiary, August Acquisition Corp., a Delaware corporation, with and into Augmedix, Inc., a privately held Delaware corporation (“Augmedix”), pursuant to which Augmedix was the surviving corporation and became a wholly owned subsidiary of the Issuer (the “Merger”). All of the outstanding shares of common stock and preferred stock of Augmedix were converted into shares of Common Stock of the Issuer and all of Augmedix’s outstanding warrants were assumed by the Issuer.

In March 2018, Augmedix sold in sold in a private placement an aggregate of $2.65 million of convertible promissory notes at an interest rate 6% per annum (each, a “2018 Note” and collectively, the “2018 Notes”) and a Simple Agreement for Future Equity (the “2018 SAFE” and together with the 2018 Notes the “2018 Convertible Securities”), which granted the holders of the 2018 Convertible Securities the right to convert those 2018 Convertible Securities into shares of Augmedix’s preferred stock at a discount upon the closing of a preferred stock financing with an aggregate gross purchase price paid to Augmedix of no less than $7 million. Certain of the Redmile Funds purchased 2018 Notes and one 2018 SAFE with an aggregate principal amount of $475,324. The source of funds was working capital of such Redmile Funds.

Between May 2018 and September 2018, Augmedix sold shares of its Series B convertible preferred stock at a cash purchase price of approximately $1.6732 per share (before giving effect to a 10-for-1 reverse stock split in March 2019 and the conversion into shares of the Issuer’s Common Stock pursuant to the Merger). The holders of the 2018 Convertible Securities, including certain of the Redmile Funds, received an aggregate of 1,769,288 shares of Augmedix’s Series B convertible preferred stock at a conversion price per share of $1.5059 for the cancellation of approximately $2.7 million in indebtedness of 2018 Convertible Securities. In addition, certain of the Redmile Funds purchased 1,656,276 shares of Augmedix’s Series B convertible preferred stock for a total cash purchase price of $2,240,287 and a total conversion price of $477,902 (before giving effect to a 10-for-1 reverse split in March 2019 and the conversion into shares of the Issuer’s Common Stock pursuant to the Merger). The source of funds was working capital of such Redmile Funds and the cancellation of the 2018 Convertible Securities held by the Redmile Funds.

Between October 2018 and December 2018, Augmedix sold its Series A convertible preferred stock at a purchase price of approximately $0.20 per share (before giving effect to a 10-for-1 reverse stock split in March 2019 and the conversion into shares of the Issuer’s Common Stock pursuant to the Merger). Certain of the Redmile Funds purchased 25,000,000 shares of Augmedix’s Series A convertible preferred stock for a total purchase price of $5,000,000 (before giving effect to a 10-for-1 reverse split in March 2019 and the conversion into shares of the Issuer’s Common Stock pursuant to the Merger). The source of funds was working capital of such Redmile Funds.

In August 2019, Augmedix sold an aggregate of approximately $3.3 million of Convertible Promissory Notes at an interest 6% per annum (each, a “2019 Note” and collectively, the “2019 Notes”) and a Simple Agreement for Future Equity (each, a “2019 SAFE” and collectively, the “2019 SAFEs” and together with the Notes the “2019 Convertible Securities”), which granted the holders of the 2019 Convertible Securities the right to convert those 2019 Convertible Securities into shares of Augmedix’s preferred stock at a discount upon the closing of a financing with an aggregate gross purchase price paid to Augmedix of no less than $14.7 million. Certain of the Redmile Funds purchased 2019 Notes and one 2019 SAFE with an aggregate principal amount of $1,364,000. The source of funds was working capital of such Redmile Funds.

Between September 2019 and March 2020, Augmedix sold shares of its 2019 Series B convertible preferred stock at a cash purchase price of approximately $1.2111 per share and a conversion price of approximately $1.08999 per share for the cancellation of approximately $3.3 million in indebtedness of 2019 Convertible Securities (the “2019 Series B Financing”). Certain of the Redmile Funds purchased 10,865,146 shares of Series B convertible preferred stock and warrants to purchase 3,542,234 shares of Series B convertible preferred stock for a total purchase price of $13,006,501 (before giving effect to the conversion into shares of the Issuer’s Common Stock pursuant to the Merger). The source of funds was working capital of such Redmile Funds and the cancellation of the 2019 Convertible Securities held by the Redmile Funds.

The shares of Common Stock held by RedCo I, L.P. were purchased in a private placement offering with the Issuer (the “Private Placement”). On October 5, 2020, the Issuer entered into a Subscription Agreement (the “Subscription Agreement”) with a group of institutional investors, including RedCo I, L.P. Pursuant to the Subscription Agreement, on October 5, 2020, RedCo I, L.P. purchased an aggregate of 5,000,000 shares of Common Stock at a price of $3.00 per share. The source of funds was working capital of RedCo I, L.P.

ITEM 4.	Purpose of Transaction.

The Reporting Persons acquired the Common Stock covered by this Schedule 13D for investment purposes, in the ordinary course of business.

The Reporting Persons will routinely monitor a wide variety of investment considerations, including, without limitation, current and anticipated future trading prices for the Common Stock, the Issuer’s operations, assets, prospects, business development, markets and capitalization, the Issuer’s management and personnel, Issuer-related competitive and strategic matters, general economic, financial market and industry conditions, as well as other investment considerations. The Reporting Persons expect to discuss their investment in the Issuer and the foregoing investment considerations with the Issuer’s Board of Directors (“Board of Directors”), management, other investors, industry analysts and others. These considerations, these discussions and other factors may result in the Reporting Persons’ consideration of various alternatives with respect to their investment, including possible changes in the present Board of Directors and/or management of the Issuer or other alternatives to increase stockholder value. The Reporting Persons may also enter into confidentiality or similar agreements with the Issuer and, subject to such an agreement or otherwise, exchange information with the Issuer. In addition, the Reporting Persons may acquire additional Issuer securities in the public markets, in privately negotiated transactions or otherwise or may determine to sell, trade or otherwise dispose of all or some holdings in the Issuer in the public markets, in privately negotiated transactions or otherwise, or take any other lawful action they deem to be in their best interests.

On October 5, 2020, the Board of Directors appointed Gerard van Hamel Platerink, a managing director of Redmile, to serve as a director and Chairman of the Board of the Issuer. At the effective time of the Merger, which was completed on October 5, 2020, Mr. van Hamel Platerink was appointed a Class III director to serve until the Issuer’s third annual meeting of stockholders to be held after October 5, 2020or until his successor has been duly elected and qualified, or until his earlier death, resignation or removal. In connection with Mr. van Hamel Platerink’s appointment to the Board of Directors, Mr. van Hamel Platerink and the Issuer entered into an indemnity agreement in the same form as the Issuer’s standard form of indemnification agreement with its other directors.

Prior to the Merger, the Issuer did not have a formal policy to provide any cash or equity compensation to its non-employee directors for their service on the Board of Directors or committees of the Board of Directors. The Issuer may adopt a formal policy regarding cash or equity compensation to its non-employee directors for such service. If a formal policy is adopted, Mr. van Hamel Platerink may be entitled to cash and/or equity compensation pursuant to such policy. Mr. van Hamel Platerink may also be entitled to cash and/or equity compensation in connection with his service on the Board of Directors or committees of the Board of Directors without the Issuer adopting a formal policy regarding such compensation.

Pursuant to the policies of Redmile, any stock options or other equity awards granted to Mr. van Hamel Platerink in connection with his service on the Board of Directors will be held by him as a nominee on behalf, and for the sole benefit, of Redmile and Mr. van Hamel Platerink will assign all economic, pecuniary and voting rights in respect of any such equity awards to Redmile. Mr. van Hamel Platerink disclaims beneficial ownership of such securities, and the filing of this Schedule 13D shall not be deemed an admission that Mr. van Hamel Platerink is the beneficial owner of such securities for any purpose. The Reporting Persons disclaim beneficial ownership of all such securities except to the extent of their pecuniary interest therein, and this Schedule 13D shall not be deemed an admission that the Reporting Persons are the beneficial owner of such securities any purpose.

Pursuant to the policies of Redmile, all cash compensation that Mr. van Hamel Platerink receives in connection with his service on the Board of Directors will be paid by the Issuer directly to Redmile.

Except as set forth in this Item 4, no Reporting Person has any present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of such directors or to fill any existing vacancies on such board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated in subparagraphs (a)-(i) above. There is no assurance that the Reporting Persons will develop any plans or proposals with respect to any of these matters. However, the Reporting Persons reserve the right to formulate plans or proposals which would relate to or result in the transactions described in subparagraphs (a) through (j) of this Item 4.

ITEM 5.	Interest in Securities of the Issuer.

(a) The aggregate amount of shares of Common Stock that may be deemed beneficially owned by the Reporting Persons is comprised of the following: (i) 521,140 shares of Common Stock held by Redmile Capital Fund, L.P., (ii) 687,397 shares of Common Stock held by Redmile Capital Offshore Master Fund, Ltd., (iii) 161,889 shares of Common Stock held by Redmile Capital Offshore II Master Fund, Ltd., (iv) 32,914 shares of Common Stock held by Redmile Strategic Master Fund, LP, (v) 4,593,238 shares of Common Stock and a warrant to purchase 917,414 shares of Common Stock held by Redmile Private Investments II, L.P., (vi) 1,758,749 shares of Common Stock and a warrant to purchase 573,384 shares of Common Stock held by RAF, L.P., and (vii) 5,000,000 shares of Common Stock held by RedCo I, L.P. Redmile Group, LLC is the investment manager/adviser to each of the private investment vehicles and separately managed accounts listed in items (i) through (vii) (collectively, the “Redmile Funds”) and, in such capacity, exercises sole voting and investment power over all of the shares held by the Redmile Funds and may be deemed to be the beneficial owner of these shares. Jeremy C. Green serves as the managing member of Redmile Group, LLC and also may be deemed to be the beneficial owner of these shares. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.

For purposes of this Schedule 13D, the percent of class was calculated based on: (a) 26,096,986 shares of Common Stock outstanding as of October 5, 2020, as disclosed in the Issuer’s Current Report on Form 8-K filed with the SEC on October 9, 2020 (the “Form 8-K”), plus (b) 1,490,798 shares of Common Stock issuable upon the exercise of warrants held by certain of the Redmile Funds that are currently exercisable.

(b) Redmile Group, LLC:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 14,246,125

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 14,246,125

Jeremy C. Green:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 14,246,125

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 14,246,125

Redmile Private Investments II, L.P.:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 5,510,652

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 5,510,652

RAF, L.P.:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 2,332,133

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 2,332,133

RedCo I, L.P.:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 5,000,000

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 5,000,000

(c) The information in Item 6 below is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationship with Respect to the Securities of the Issuer.

Warrants to Purchase Shares of Series B Preferred Stock of Augmedix

In connection with the 2019 Series B Financing, Redmile Private Investments II, L.P. and RAF, L.P. each purchased warrants to purchase an aggregate of up to 3,542,234 Series B convertible preferred stock of Augmedix (the “Warrants”). In connection with the Merger, the Issuer assumed all of Augmedix’s outstanding warrants, including the Warrants. The Warrants now represent the right to purchase up to 1,490,798 shares of Common Stock. The Warrants are exercisable at a price of $2.8777 per share. The Warrants shall expire as of the earlier of: (a) 5:00 p.m. Pacific time on September 2, 2029; (b) (i) the acquisition of the Issuer by another entity by means of any transaction or series of related transactions to which the Issuer is a party other than a transaction or series of related transactions in which the holders of the voting securities of the Issuer outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Issuer or such other surviving or resulting entity, or (ii) a sale, lease or other disposition of all or substantially all of the assets of the Issuer and its subsidiaries taken as a whole by means of any transaction or series of related transactions, except where such sale, lease or other disposition is to a wholly-owned subsidiary of the Issuer; or (c) immediately prior to the closing of a firm commitment underwritten initial public offering pursuant to an effective registration statement filed under the Securities Act of 1933, as amended, covering the offering and sale of the Issuer’s common stock.

The foregoing summary of the Warrants is not intended to be complete and is qualified in its entirety by reference to the full text of the Form of Warrant, which is filed as Exhibit 99.2 to this Schedule 13D and is incorporated herein by reference.

Registration Rights Agreement

In connection with the Merger and the Private Placement, on October 5, 2020, the Issuer and certain of the Issuer’s stockholders, including certain of the Redmile Funds, entered into a registration rights agreement (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Issuer agreed to prepare and file a registration statement with the SEC (the “Initial Registration Statement”) promptly, but no later than 60 calendar days from the final closing of the Private Placement, to register for resale (i) the shares of Common Stock issued in the Private Placement, (ii) the shares of Common Stock issuable upon exercise of certain placement agent warrants issued by the Issuer, (iii) the Common Stock issued as a result of the Merger, and (iv) the shares of Common Stock held by stockholders of the Issuer prior to the Merger (collectively, the “Registrable Securities”).

Piggyback Registration Rights. Pursuant to Registration Rights Agreement, if any Registrable Securities are not otherwise included in the Initial Registration Statement and the Issuer proposes to register any of its securities, for its own account or the account of any of its shareholders other than the holders of the Registrable Securities, then the Issuer will provide the holders of the Registrable Securities with written notice thereof and the Issuer will include in such registration all the Registrable Securities specified in a written request or requests made by any holders of the Registrable Securities within 20 days of receipt of such written notice from the Issuer.

The foregoing summary of the Registration Rights Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such document, which is filed as Exhibit 99.3 to this Schedule 13D and is incorporated herein by reference.

Appointment of Gerard van Hamel Platerink to the Board of Directors

On October 5, 2020, the Board of Directors appointed Gerard van Hamel Platerink, a managing director of Redmile, to serve as a director and Chairman of the Board of the Issuer. At the effective time of the Merger, which was completed on October 5, 2020, Mr. van Hamel Platerink was appointed a Class III director to serve until the Issuer’s third annual meeting of stockholders to be held after October 5, 2020or until his successor has been duly elected and qualified, or until his earlier death, resignation or removal. In connection with Mr. van Hamel Platerink’s appointment to the Board of Directors, Mr. van Hamel Platerink and the Issuer entered into an indemnity agreement in the same form as the Issuer’s standard form of indemnification agreement with its other directors.

Prior to the Merger, the Issuer did not have a formal policy to provide any cash or equity compensation to its non-employee directors for their service on the Board of Directors or committees of the Board of Directors. The Issuer may adopt a formal policy regarding cash or equity compensation to its non-employee directors for such service. If a formal policy is adopted, Mr. van Hamel Platerink may be entitled to cash and/or equity compensation pursuant to such policy. Mr. van Hamel Platerink may also be entitled to cash and/or equity compensation in connection with his service on the Board of Directors or committees of the Board of Directors without the Issuer adopting a formal policy regarding such compensation.

Pursuant to the policies of Redmile, any stock options or other equity awards granted to Mr. van Hamel Platerink in connection with his service on the Board of Directors will be held by him as a nominee on behalf, and for the sole benefit, of Redmile and Mr. van Hamel Platerink will assign all economic, pecuniary and voting rights in respect of any such equity awards to Redmile. Mr. van Hamel Platerink disclaims beneficial ownership of such securities, and the filing of this Schedule 13D shall not be deemed an admission that Mr. van Hamel Platerink is the beneficial owner of such securities for any purpose. The Reporting Persons disclaim beneficial ownership of all such securities except to the extent of their pecuniary interest therein, and this Schedule 13D shall not be deemed an admission that the Reporting Persons are the beneficial owner of such securities any purpose.

Pursuant to the policies of Redmile, all cash compensation that Mr. van Hamel Platerink receives in connection with his service on the Board of Directors will be paid by the Issuer directly to Redmile.

Private Placement

On October 5, 2020, RedCo I, L.P. purchased an aggregate of 5,000,000 shares of Common Stock at a price of $3.00 per share in the Private Placement.

Redmile Group, LLC is the investment manager/adviser to each of the Redmile Funds and, in such capacity, exercises sole voting and investment power over all of the shares held by such vehicles and accounts and may be deemed to be the beneficial owner of these shares. Jeremy C. Green serves as the managing member of Redmile Group, LLC and also may be deemed to be the beneficial owner of these shares. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.

Except as described above, no contracts, arrangements, understandings, or relationships (legal or otherwise) exist between any Reporting Person and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. Except as described above, none of the Reporting Persons is a party to any arrangement whereby securities of the Issuer are pledged or are otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.	Material to Be Filed as Exhibits.

Exhibit Number	Description
Exhibit 99.1	Joint Filing Agreement, dated as of October 15, 2020, by and among Redmile Group, LLC, Jeremy C. Green, Redmile Private Investments II, L.P., RAF, L.P. and RedCo I, L.P.

Exhibit 99.2	Form of Warrant to Purchase Shares of Series B Preferred Stock (incorporated by reference to Exhibit 4.4 to the Issuer’s Current Report on Form 8-K filed on October 9, 2020).

Exhibit 99.3	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.8 to the Issuer’s Current Report on Form 8-K filed on October 9, 2020).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 15, 2020	REDMILE GROUP, LLC

/s/ Jeremy C. Green
Name: Jeremy C. Green
Title: Managing Member

Dated: October 15, 2020	/s/ Jeremy C. Green
JEREMY C. Green

Dated: October 15, 2020	redmile private investments ii, l.p.

By: Redmile Private Investments II (GP), LLC, its general partner by: redmile group, llc, its managing member

/s/ Jeremy C. Green
Name: Jeremy C. Green
Title: Managing Member

Dated: October 15, 2020	RAF, L.P.

By: RAF GP, LLC, its general partner

/s/ Jeremy C. Green
Name: Jeremy C. Green
Title: Member

Dated: October 15, 2020	RedCo I, L.P.

By: Redco I (GP), LLC, its general partner

by: redmile group, LLC, its managing member

/s/ Jeremy C. Green
Name: Jeremy C. Green
Title: Managing Member